Filed by EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation,
General Motors Corporation,
and EchoStar Communications Corporation
Commission File No. 333-84472
Date: July 12, 2002

The following letters of support and fact sheet regarding religious and family programming were added to the www.echostarmerger.com website:

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

*    *   *

[Letterhead of the American Conservative Union]

June 20, 2002

The Honorable Michael K. Powell
Chairman
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554

Re: Proceeding 01-348

Dear Chairman Powell:

I write in support of the proposed merger between EchoStar and DirecTV, an issue that is currently before your Commission for approval. I can’t think of another potential merger more deeply rooted in free market principles or more clearly in the public interest. Permitting this merger will open the door to a new level of competition between satellite providers and cable companies in the pay-TV market, where the big cable companies now enjoy an 80 percent share.

EchoStar and DirecTV, when merged, would have a combined market share of 17 percent, in a market that was a series of geographic cable monopolies before satellite technology introduced competition. The merger would make that competition much stronger and dramatically increase the benefits for consumers. Satellite companies’ limitations in offering local channels have been a major obstacle to competing with cable in the past. The combined company (the “new” EchoStar) would have the critical mass and, most important, the combined broadcast spectrum and satellite assets to carry local channels in every broadcast market in the US.

The new EchoStar would also offer high-speed Internet access and other broadband services by satellite across the country at one uniform price. This would escalate the competition with cable companies and offer badly needed competition to the DSL broadband services offered by the regional Bell companies. Expanded services and competitive pricing from the new EchoStar would put a market-based restraint on price increases by the cable and Bell companies. In the time honored free-market tradition, providers would have to compete harder and make better offers.

The merits of the EchoStar/DirecTV merger should speak for themselves: lower prices, better services, and more choices. A careful review of the FCC filing on behalf of the merger, we believe, will lead to only one conclusion - this merger will allow for increase competition between satellite and cable companies and will be in the best interest of consumers.

Sincerely,

/s/ David A. Keene
David A. Keene
Chairman

[Letterhead of American Farm Bureau Federation]

December 27, 2001      (Sent to Full House and Full Senate)

The Honorable Neil Abercrombie
U.S. House of Representatives
1502 Longworth House Office Building
Washington, DC 20515-1101

Dear Representative Abercrombie:

The American Farm Bureau Federation believes that the proposed merger between DirecTV and EchoStar Communications will provide great benefits to rural America, making broadband services available to millions of rural residents and expanding local broadcast coverage.

The proposed merger will help make the first broadband satellite telecommunications system a reality for many rural areas starved for high speed Internet access. As noted in the joint study by the National Telecommunications and Information Administration (NTIA) and the Rural Utility Service (RUS), Advanced Telecommunications in Rural America, April, 2000, less than five percent of small towns and rural communities have access to the two dominate broadband technologies offered by local exchange carriers and cable companies – while each of those technologies are available to more than half of all cites with more than 100,000 in population.

That same report specifically points to the potential of satellite technology as an essential element of bringing broadband to many rural and high-cost areas: “Satellites may therefore be an attractive alternative for remote locations that cannot be economically connected via other last-mile technologies. These systems are not constrained by distance and offer the opportunity to leap directly to broadband service without upgrading existing terrestrial communications infrastructure.” If the merger is approved, the combined entity will have the ability to deliver high speed Internet access via satellite to virtually any rural resident.

Farmers, ranchers, small businesses and rural residents, in general, live in circumstances where weather and news are an essential part of their everyday lives. Rural residents rely upon local broadcasters to keep them informed, especially regarding the weather. This proposal will significantly advance the goal of delivering local-to-local broadcasting to more rural markets. The spectrum efficiencies achieved by combining the capacity of EchoStar Communications and DirecTV will enable the combined entity to deliver local broadcast signals to more than 100 markets – a significant expansion of today’s circumstances where only about 40 local markets are able to receive local-to-local broadcast signals via satellite.

For these reasons, the American Farm Bureau Federation believes that the proposed merger is good for rural America. It will help revitalize rural communities and small businesses and improve the quality of life of American farm and ranch families.

We urge you to support the EchoStar-DirecTV merger.

Sincerely,

/s/ Bob Stallman
Bob Stallman
President

[Letterhead of American Homeowners Grassroots Alliance]

March 12, 2002

Honorable Michael K. Powell
Federal Communications Commission
Docket #01-348
445 12th Street, SW
Washington, DC 20554

Dear Chairman Powell:

The American Homeowners Grassroots Alliance (AHGA) is a consumer advocacy organization representing the interests of the nation’s 72 million homeowners.

We have studied carefully the proposed merger of the direct broadcast satellite television companies EchoStar and DIRECTV, and are convinced that the merger would be in the national interest, and in the interest of homeowners specifically. In addition several merger conditions, offered by the companies and likely to be adopted by the federal government, will make the merger an even better deal for homeowners and other consumers.

The principal objection to the merger is that it would result in a single company having some 90% of the direct broadcast satellite business. At first glance this would appear to result in a non-competitive monopoly situation.

However, it is our view that the more important area of competition is within the total pay television industry, where the two companies represent only 17% of the industry. The cable companies, each of which currently is a virtual monopoly within the geographic region(s) in which it is established, represent eighty percent of the pay television industry. The merger will result in a stronger competitor to the cable companies in the area of pay TV, both in terms of price and service, and homeowners and other consumers will benefit from both. To protect homeowners and others who live outside current cable service areas we are urging that an enforceable guarantee be put in place so that monthly service fees for all satellite services in rural areas be no more than those monthly service fees in urban areas where there is cable competition. We are pleased that the CEO’s of both EchoStar and DIRECTV have recognized this area of concern and pledged that they will continue to apply a uniform national pricing policy to their services. This commitment should encourage the federal government to put this in writing as part of the merger approval.

It is important that the new company maintain a commitment to public interest programming. One benefit of the merger is that the new company would be able to use the newly available spectrum, made possible by the elimination of duplicative programming, to broadcast additional public interest programming. The availability of new spectrum and the company’s positive response to concerns regarding uniform national pricing give us confidence that the company is concerned about its social responsibility and will make a commitment to public interest programming that will be satisfactory to homeowners and other consumers.

In addition to improving the quality and value of television service, the proposed merger would also benefit homeowners and other consumers who wish to have high-speed Internet access in their homes. Satellite technology can and does provide this service, competing with both cable and telephone companies as well as providing the service in rural areas where high-speed Internet service is otherwise unavailable. Approval of the merger will make satellite-based Internet access a more competitive alternative in this increasingly important area, and will, as a secondary benefit, increase the productivity and competitive position of millions of homeowners who utilize home-based offices to earn their livings. Uniform national pricing policies will assure the same price for rural customers as is offered consumers in competitive urban markets.

AHGA respectfully urges your support for the proposed merger. It benefits consumers as proposed. With several additional safeguards proposed by AHGA and other consumer organizations as conditions of the government’s approval, homeowners will be even better off. Thank you for your attention to this letter.

Sincerely,

/s/ Beth D. Hahn
Beth D. Hahn
President

[Letterhead of Americans for Tax Reform]

January 4, 2002

Chairman Michael K. Powell
Federal Communications Commission
445 12th St. S.W.
Washington DC 20554

Dear Chairman Powell:

            While both parties debate the shape of a government sponsored economic stimulus package, the free enterprise system has one ready to go in the communications industry with the proposed merger of EchoStar and DIRECTV.

            This merger would stimulate the markets for both pay-TV and consumer broadband services by creating a new company capable of making consumers an enriched offer. The merged companies could use their combined spectrum to carry local channels in more than twice the number of markets where the two separate companies each carry them today, increasing satellite competitive appeal.

            In broadband services, the new EchoStar would break new ground with nationwide delivery of broadband services by satellite at uniform prices affordable to the average American family. Any home could receive high-speed Internet and other broadband services, urban, rural or suburban. The Digital Divide could close quickly.

            Satellite-delivered broadband would give consumers some badly needed competitive options to cable modems or DSL service from the regional Bells. This merger would raise the ante of the competition. It’s sadly ironic that opponents of competition would hide behind the smokescreen of antitrust policy as they try to block this merger. They would cynically have you consider the satellite TV market in a vacuum and ignore its role as a competitor with cable in the larger pay-TV market. Yes, EchoStar and DIRECTV represent 90% of the satellite-TV market. Much more important, their combined market share represents only 17% of the pay-TV market, compared to 80% for cable.

            In today’s technologically charged communications industry, it’s clear that competitive choice has to come through competition across technologies. The new EchoStar would expand that kind of competition and provide a market-based competition for the cable companies and Bells. A timely approval of this merger without burdensome conditions is clearly in the public interest.

Onward, /s/ Grover G. Norquist Grover G. Norquist

[Letterhead of State of Arkansas - Office of the Governor]

January 7, 2002

Chairman Michael Powell
Federal Communications Commission
445 12th Street SW
Washington, DC 20554

Dear Chairman Powell:

I’m writing to ask your support in seeing that the proposed EchoStar/DirecTV merger gets a comprehensive, objective and well-timed evaluation on its merits.

For American consumers in local communities currently being served by cable and satellite providers, the addition of satellite-delivered broadband services provides an expansion of competitive choices. For the rural residents of Arkansas who have no access to cable TV, satellite broadband would provide reasonably priced access to the digital 21st century.

I believe this merger would be in the best interest of Arkansas’ consumers, because it would initiate a new level of competition between satellite TV carriers and the cable industry. Arkansas’ consumers would get the benefits of new programming, expanded local channels, and other broadband services by satellite.

New programming and expanded local channels will have a huge impact on consumers in rural areas of our state. Many of those rural areas will never be served by cable companies because of the economic costs of running cable to widely separated homes. Satellite delivery of broadband services is essential to the economic future of rural communities.

I respectfully request that the Federal Communications Commission give this proposal a punctual review and approve it so that we may provide these services to consumers of Arkansas.

Sincerely yours, /s/ Mike Huckabee Mike Huckabee

[Letterhead of Council for Citizens for Against Government Waste]

April 12, 2002

The Honorable Michael Powell
Federal Communications Commission
445 12th Street SW
Washington, DC 20554

Dear Mr. Powell:

            I am writing on behalf of the more than one million members and supporters of Citizens Against Government Waste to express support of the proposed merger of satellite TV carriers EchoStar and DirecTV.

            With the rapid expansion of technology, the government is trying to keep pace in making the latest developments available in all parts of the country.  Unfortunately, due to burdensome regulations and other obstacles, the government’s methods have proved to be ineffective and costly.

            For example, federal funding for programs aimed at closing the so-called “digital divide” reached an all-time high in fiscal 2001.  In fiscal 2002, the government continues to spend hundreds of millions of dollars on such programs. For example, Congress appropriated $700.5 million for the Education Technology Block Grant program, $32.5 million for Department of Education’s Community Technology Centers Program, and $15 million for the Department of Commerce’s Technology Opportunities Program. The merger would help eliminate government interference in this emerging market place.

            Through this merger, consumers in the cattle country of Montana or the under-served neighborhoods of our big cities would have immediate access to broadband. It would be provided at the same affordable uniform price available to suburbanites, many of who already have competitive options for broadband services. In addition, the merger will also provide the benefits of a new level of competition in both pay-TV and broadband services. Currently, cable TV companies hold 80 percent of the pay-TV market, while the regional Bell companies control 86 percent of the DSL broadband market. EchoStar and DirecTV would add to their local programming and be able to compete more effectively in both markets.

            This is clearly a merger that would actively serve the public interest. I urge you to let the free enterprise system work and approve this merger promptly and without extensive conditions.

Sincerely, /s/ Thomas Schatz

[Letterhead of Congress of the United States - House of Representatives]

May 16, 2002

The Honorable John Ashcroft
Attorney General
Department of Justice
950 Pennsylvania Avenue, N.W.
Washington, D.C. 20530

Dear Attorney General Ashcroft:

The announced merger between EchoStar Communications (DISH Network) and Hughes Electronics (DirecTV) is a significant step in the pay television industry, and very important to the state of Colorado.

The merger between America’s two largest satellite television providers can be a benefit to consumers if their interests are addressed and safeguarded in the merger. It is my hope that you will evaluate the benefits of the merger on their merits and adopt a plan that ensures competition in the pay television market as a whole and protects those with no alternative.

Many satellite television consumers have cable television as a competitive option for service, yet many do not. Such is the case in many of the small towns in the rural area I represent.

In order for all consumers to continue to receive the benefits of competition in the pay television industry, it is vital that the merged EchoStar entity price its services on a nationwide basis. In doing so, all consumers benefit from the satellite-based television prices, which are determined by taking into consideration the extensive competition that currently exists in most areas of the country.

The potential benefits of the proposed merger, such as enhanced services and EchoStar’s proposed nation-wide local station service, are considerable. For these reasons, I believe the merger proposal merits your prompt and thorough review.

Thank you for considering my views as they relate to the future of satellite television service.

Very truly yours,

/s/ Bob Schaffer
Bob Schaffer
Member of Congress
from Colorado

[Letterhead of Governor Bill Owens]

The Honorable John Ashcroft
United States Attorney General
U.S. Department of Justice
950 Pennsylvania Avenue, NW
Washington, D.C. 20530-0001

Dear General Ashcroft:

The pending merger of EchoStar and DirecTV has the potential to revolutionize the country’s communications market. I write to ask you to ensure the Department of Justice’s careful consideration and expeditious review of the many benefits this merger would bring America’s consumers.

I believe this merger is in the best interests of consumers because it would open up a new level of competition between satellite and cable within the pay-TV market. Consumers would receive the benefits of new programming, expanded coverage of local channels, and the delivery of high-speed Internet access and other broadband services via satellite.

Furthermore, the proposed merger has the potential to help bridge the so-called “digital divide” between urban and rural residents. The combined company will be able to provide much-needed high-speed satellite Internet and broadband services to rural America.

In view of its potential benefits to consumers and technological innovation, it is my sincere hope that your department will grant this pending merger a fair hearing and timely approval.

Sincerely,

/s/ Bill Owens

[Letterhead of Congress of the United States - House of Representatives]

April 16, 2002

The Honorable Michael Powell
Chairman, Federal Communications Commission
445 Twelfth Street SW
Washington, DC 20554

Dear Chairman Powell:

            As you may know, I have great interest and have spent substantial time and energy being involved in public policy questions surrounding the technology and telecommunications industries. I have marveled at this high-tech revolution, the greatest economic event of my lifetime, and the great opportunities it provides for all Americans. Aside from being the economic engine of our economy, technological innovations have already delivered greater access to information, entertainment, and communication in all its forms – and has the promise to do even more in the future.

            Despite my interest, I am not personally in the business of delivering technology services to customers – the entrepreneurs and inventors in our society have taken care of that. My job as Majority Leader has been to do my best to ensure that the legislative and regulatory landscape keeps the heavy foot of government off the necks of these growing businesses so customers and sellers can reach their own deals without our “expertise” getting in the way.

            For that reason, I believe that the merger between Echostar and Hughes Electronics (DirectTV) should be allowed to proceed. These companies have obviously determined that consumers would have access to more services through the combined company than would otherwise be available, including not only more channels to choose from, but also more different types of television offerings – like expanded high-definition television, pay-per-view, high-speed Internet access and video-on-demand.

            Without the merger, these companies have indicated that they will not have the market presence necessary to meet those needs and still compete with other competitors seeking to provide the same package of services – including cable, DSL lines from telephone providers and wireless services. Customers will be better able to determine whether they are able and willing to pay for the services the merged company plans to market than Congress or any federal agency. Why should we make the choice for consumers what they should or should not purchase and at what price?

            Opponents of the merger have raised the concern that the combined company will control too much of the available spectrum allocated for a broadcasting. I am sympathetic to the view that this limitation on spectrum is potentially a government-imposed barrier to entry for future competitors in the satellite broadcast market, even though there will be competition from other technologies like cab1e, DSL and wireless. However, in my view the solution to this potential problem is not to block the merger, but to improve the spectrum allocation process.

            Increasingly, it has become clear that the current method of allocating spectrum in chunks dedicated to specific technologies has not proved efficient. Some spectrum is so available that it is unused, while other spectrum yields billions of dollars in auctions. Rather than block the merger, or impose spectrum conditions on the merger, the FCC should look at reforming the spectrum allocation process to allow more flexibility in use. Allowing market forces to help direct how investments are made will create more efficient use, faster innovation, more incentive to share while minimizing “squatting” or existing spectrum and consequently better services for consumers.

            Spectrum allocation is a challenge on a number of different fronts – don’t make satellite TV customers wait until those challenges are met. Allow companies to determine how best to provide service to their customers; let customers determine for themselves what they are willing to pay for and from whom; and create more market flexibility in the allocation of spectrum to resolve conflicts in all technologies. These are not mutually exclusive goals.

            I request that you consider those views to the extent possible under all applicable federal laws and regulations. In addition, I ask that these comments be entered into the formal record and made available to all interested parties. Thank you for your attention to this important issue.

Sincerely, /s/ Dick Armey Dick Armey House Majority Leader

[Letterhead of Defenders of Property Rights]

May 6, 2002

The Honorable Michael K. Powell
Chairman
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554

Dear Chairman Powell:

            This letter is to express our strong support for a proposed merger between EchoStar and DIRECTV. This merger represents a free market solution to the current public policy problem of limited market access and would breathe new life into a television market long dominated by cable companies.

            As the only national public interest legal foundation dedicated exclusively to property rights protection, Defenders of Property Rights is pleased to express support for agency proposals that will enhance the free market economy. Our large national membership stands behind the fundamental principle of free market enterprise made possible by the vigorous defense of private property rights.

            As we understand it, this proposed merger provides a solution for many rural communities across the country who are even today without cable television access. We further understand that EchoStar and DIRECTV have agreed to maintain fair pricing for rural service to ensure that consumers in those communities will not be exploited simply because their new satellite service is the only television service available.

            In short, this merger proposal seems exactly the kind of innovative, market-based solution this administration supports.

            Please feel free to contact me should you should to discuss this matter.

Yours truly, /s/ Nancie G. Marzulla Nancie G. Marzulla President

[Letterhead of State of Georgia - Office of the Governor]

April 30, 2002

The Honorable Michael K. Powell
Chairman
Federal Communications Commission
445 12th Street, S.W.
Room 8A201
Washington, DC 20554

Dear Chairman Powell:

            As Governor of Georgia, I am writing in support of the proposed EchoStar/ DIRECTV merger and ask that the matter receive a comprehensive, objective and prompt evaluation on its merits.

            As we enter the 21st century, it has become increasingly important, if not imperative, for consumers to have access to high speed internet services for business, educational and communication purposes. Not only would this merger provide new programming, expanded coverage of local channels, high speed internet access and other broadband services via satellite, it would also initiate competition within the pay television market.

            In Georgia, there are approximately 2.1 million TV households that subscribe to a cable service, which equates to about seventy percent of all Georgia households. Only 825,000 of these households, located in no more than two of the eleven TV markets, have fully competitive multi-channel alternatives to cable. Households outside this area do not have a competitive alternative to cable or broadband services. I believe this merger is in the best interests of consumers because it has the potential to help bridge the divide between urban and rural residents.

            As you review this merger, I ask you to consider the favorable impact it will have on consumers who live in areas without high speed broadband service and without access to competitive rate choices. These results will benefit consumers and support our free market system.

            I respectfully request that the FCC give this proposal a timely review and approve it so that we may provide these services to the consumers of Georgia.

Sincerely, /s/ Roy E. Barnes Roy E. Barnes

[Letterhead of United States Senate]

April 10, 2002

The Honorable Michael K. Powell
Chairman
Federal Communications Commission
445 12th Street, S.W.
Room 8A201
Washington, DC 20554

Dear Chairman Powell:

            In Georgia, one out of every four homes is served by direct broadcast satellite (DBS) service. DBS has proved to be an effective competitor to cable providers in the multi-channel video marketplace.

            These companies are also among the fiercest competitors in offering broadband services along with DSL service. As you know, much of my state is rural and does not currently have an option for receiving affordable, high speed Internet service. The proponents of the Echostar-DirecTV merger state that the combined company will be able to deliver high speed service to the entire country at a nationwide rate. As you know, high speed service is not a luxury, but it is becoming necessary to deliver business and educational material. As you review this merger at the FCC, I hope you will review the opportunity this presents for ensuring that more Americans, especially those in rural and traditionally underserved areas, have access to high speed Internet service.

            Additionally, the role of the local broadcaster is an important one in our society. Local broadcasters deliver the news that their audience want to know and, in many cases, need to know for emergency purposes. Ensuring that local stations will be available to citizens via whatever means of multi-channel provider they choose is demonstrably in the public interest. Currently, Georgia DBS customers in only two designated market areas in the entire state are able to receive their local channels. EchoStar and DirecTV have stated the combined company would be able to carry local television programming in all 210 markets. I hope you will evaluate this claim as you review the merger.

             Thank you for your service to this country, and your attention to these important policy matters.

Most respectfully, /s/ Max Cleland Max Cleland United States Senator

[Letterhead of Independent Women’s Forum]

March 26, 2002

The Honorable Michael K. Powell
Chairman
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554

Dear Chairman Powell:

            As the woman’s voice for freedom and free enterprise, the Independent Women’s Forum strongly supports the proposed merger of DirecTV and Echostar.

            With its combined broadcast spectrum, the post merger company would offer not only satellite access to local broadcast channels for all Americans, but also satellite delivered broadband service to every home and business in the country at one uniform price. This merger will achieve a simple, free enterprise solution to the much-discussed “digital divide” problem, with no cost to taxpayers and no need for special government programs.

            While widespread deployment of affordable broadband is clearly in the national interest, it has particularly important implications for American women. Although there have been significant social changes over the last 30 years, women still carry the heavy end of the work/family balancing act. More often than not, women are the ones who sacrifice their career or education and they are the ones who stay at home, meet the day-to-day demands of a family and primarily assist in their children’s education. The more that we can make broadband services available to all American homes, urban and rural, the more women will be able to embrace the opportunities this technology provides for telecommuting, small business operation, education continuance or easing the burden of everyday tasks.

            In addition to supporting the DirecTV merger for the economic benefits that accessible, affordable broadband would bring to women, we also support the merger for the additional scope it would bring to TV programming. The combined spectrum and elimination of duplicative programming would mean more niche programming addressing the special needs and interests of women.

            As a professional economist, the most important attribute of this merger is the increased competition it will pose to cable companies in local markets. While the decreased operating costs due to economies of scale inherent in this merger may well benefit consumers, the basic economics of this decision are simple: competition means more choices, higher quality, and lower prices for customers. Moreover, although it is true that all consumers would benefit from the new level of competition the merged company would bring to both the pay-TV and broadband services markets, the merger could create substantial opportunities for American women. It is for their sake that the Independent Women’s Forum urges you and the Federal Communications Commission to approve this merger promptly and without substantive changes.

             Thank you for your cooperation.

Sincerely, /s/ Nancy M. Pfotenhauer Nancy M. Pfotenhauer President

[Letterhead of Congress of the United States]

May 17, 2002

Honorable Michael Powell
Chairman
Federal Communication Commission
445 12th Street, S.W.
Washington, D.C. 20554

Ref. Docket: 01-348

Dear Chairman Powell:

            I am writing to you in regard to the proposed merger between EchoStar Communications and Direct TV. The benefits to consumers will mean programming choices and competitive pricing to rural residents throughout the State of Louisiana.

            This new company will break the exiting digital divide and bring a virtual third line, similar to the bundled offerings of video and data by cable, into the homes that cable has deemed too expensive to serve. The merger between EchoStar and Direct TV will offer one pricing plan, more programmable channels and high-speed Internet access. The digital divide that exists between many rural areas, especially businesses and schools that is due to lack of access to cable modern service or DSL, will no longer exist because of the satellite platform in place.

            This merger has the potential to greatly improve competition in two markets: pay TV and high-speed Internet access. The merged company will be able to eliminate duplicative programming within the much broader spectrum that will be available to it. It will offer local-to-local broadcasting to all markets and enable everyone to be on a more level footing for both television and Internet customers. This is our opportunity to remain competitive and proved opportunities for rural residents to stay in touch with the newest technology in the world.

            Many times one of the biggest hurdles in economic development is overcoming the so-called “digital divide”. The combined company will be able to provide high-speed Internet and broadband service at competitive prices.

            I appreciate your consideration of my views and I ask that you review the facts and consider the benefits of this merger.

Sincerely, /s/ William J. Jefferson William J. Jefferson Member of Congress

[Letterhead of Congress of the United States - House of Representatives]

May 16, 2002

Dear

When I first answered your letter expressing support for the merger of EchoStar and DirecTV, I told you that I had not formulated a final position in this because it did not appear to me likely to come before Congress, but I did indicate that I was inclined to support it. While it still seems to be unlikely that Congress will act on this in a formal way, because it is an issue that affects many of the people I represent, and because some of my Congressional colleagues have been trying to exercise their influence to have the merger rejected, I thought it appropriate for me to give it further thought and express a definite opinion.

Based on my analysis, both as a matter of national anti-trust policy and in terms of the impact I believe it will have on people I represent especially in Southeastern Massachusetts, I support the merger.

Unfortunately, the 1996 Telecommunications Act, which I voted against, phased out cable rate regulation. It promised consumers that increased competition would lower cable prices. The law assumed that the elimination of legal barriers to entering the cable business would provide competition from local telephone companies, electric utilities and others. But instead the opposite has occurred. Verizon has abandoned its efforts to compete with cable television, electric utilities have had difficulty entering the market, and cable companies have merged together to create large unregulated entities which enjoy monopoly status in most communities. The end result has been that there is almost no competition and that cable prices have spiraled out of control. Satellite TV is the best way to promote competition to cable TV, and the EchoStar/DirecTV merger will allow satellite providers in many areas – including southeastern Massachusetts – to provide full local channel coverage, which is currently not available.

A combined DBS provider will also produce competition in the high-speed internet market. Several areas in Massachusetts still do not have access to DSL or cable modems service. DBS will be able to provide high-speed internet service to these areas as well as provide competition in the areas that are already being served.

While some of my colleagues have expressed concern regarding further consolidation in the satellite industry, I believe that any antitrust issues related to satellite mergers should be viewed in the overall context that includes cable and satellite service. The current system has cable companies acting as a defacto monopoly in most places. Consumers deserve a competitive alternative and I believe that a combined DBS provider would be just that.

/s/ Barney Frank Barney Frank

[Letterhead of Congress of the United States - House of Representatives]

April 4, 2002

Chairman Michael Powell
Federal Communications Commission
445 12th Street Southwest
Washington, D.C. 20554

Dear Chairman Powell:

            In December, I joined a group of other House members representing rural districts in writing to you with our serious concerns about the proposed merger of EchoStar and DIRECTV. For many of our constituents, satellite service is the only source of multi-channel video programming. My rural colleagues and I wanted safeguards in place to assure that the merger would protect rural America from possible monopolistic actions, including unfair pricing, lack of choice among programming, and restricted access to vital local telecommunication services.

            It is my understanding that EchoStar CEO Charles Ergen has publicly stated that the two companies have offered binding commitments that the merger’s benefits will be shared equally in all parts of the country. These assurances include provisions to offer one national price plan that is competitive with most cable services, and that the flat rate will apply even in rural areas, where most people are beyond the reach of cable. Additionally, the commitment includes guaranteed local broadcasting in all 210 nationwide markets and the deployment of high-speed internet access within two years.

            If the above assurances are included in the final provisions, I believe that the merger should receive every consideration from both the Department of Justice and the Federal Communications Commission. With these safeguards in place, I am enthusiastic about the potential services that would benefit both urban and rural America. Moreover, with the delivery of satellite internet access, much of Missouri will receive the benefit of cable, DSL, and satellite competition. The EchoStar/DIRECTV merger could ensure that rural residents of Missouri will never again have to worry about being stranded on the wrong side of the “Digital Divide.” My confidence is reinforced further with the endorsement of the Missouri State Chamber of Commerce.

            As you know, rural America has a long history of standing at the end of the trough when it comes to receiving the benefits of advanced telecommunication services. The EchoStar/DIRECTV merger could represent a welcome chance to change that. I urge you to ensure rural safeguards and give every consideration to this proposed merger.

Sincerely, /s/ Sam Graves Sam Graves Member of Congress

[Letterhead of National Conference of Black Mayors, Inc.]

RESOLUTION 5

Title: IN SUPPORT OF THE ECHOSTAR PETITION TO THE FEDERAL
COMMUNICATIONS COMMISSION RE MERGER

WHEREAS, it has been brought to the attention of the National Conference of Black Mayors, Inc. (NCBM) that the Federal Communications Commission (FCC) is considering, under consolidated CS Docket No. 01-348, applications for consent to transfer the control of licenses and authorizations held by Hughes Electronics Corporation and its subsidiaries and affiliates to EchoStar Communications Corporation, a Delaware corporation, and

WHEREAS, NCBM, an organization of more than 500 African-American Mayors from large urban centers to small rural municipalities, who are chief executives of communities with a combined population of more than 40 million, and whose communities have majority African-American populations or majority people of color populations, and

WHEREAS, with today’s telecommunications and information technology superhighway reaching into every state and influencing the educational success of our children and small and large business productivity for all of us, the importance of decisions such as the one the FCC is about to make has escalated dramatically, but unfortunately, millions of Americans, including large numbers of African-Americans as well as other people of color, still cannot enjoy affordable access to the resources of the high-speed internet services that so many mainstream communities across the country benefit from, and these tools shape how we transact business, how we interact with our local governments, and how we educate our children, and

WHEREAS, even though many of our constituents live in large urban areas where access to high-speed internet services is available, lack of competition in the marketplace keeps costs out of reach, and many studies have shown that lack of affordable access in these resource tools has put much of the African-American and people of color populations in large and small communities at a very serious disadvantage, and this disadvantage correlates too closely with the stubborn pockets of poverty that persist in our otherwise thriving communities.

NOW THEREFORE BE IT RESOLVED, that after careful evaluation of the EchoStar Communications Corporation proposal and an extensive review of the EchoStar Communication’s diversity history with communities of color, NCBM believes that a higher level of commitment and involvement by corporations like EchoStar to communities of color must be pursued, and the current proposal before the Federal Communications Commission seems to address many of these issues and concerns as it relates to our communities.

BE IT FURTHER RESOLVED, that NCBM urges the Federal Communications Commission to grant approval of the transfer of licenses and authorization from Hughes Electronics Corporation to EchoStar Communications Corporation, and that NCBM believes that people of color in our communities stand to gain significantly as a result of this action by the Federal Communication Commission.

On this 26th day of April, 2002

NATIONAL CONFERENCE OF BLACK MAYORS, INC.

Wellington E. Webb, Mayor

     /s/ Wellington E. Webb
President

ATTESTED:

Clarence W. Hawkins, Mayor

     /s/ Clarence W. Hawkins
Secretary

[Letterhead of National Taxpayers Union]

January 4, 2002

The Honorable Michael K. Powell
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, D.C. 20554

Dear Chairman Powell:

            On behalf of the 335,000 members of the National Taxpayers Union, I write to express our view that the federal government should not interfere with the proposed merger of EchoStar and DIRECTV.

            Our review of this proposal indicates that it would very much be in the public interest. The post-merger company would bring the current level of competition between satellite TV and cable companies to a new level and offer the economic benefits of competitive choice.

            As you know, the scope of the satellite industry’s competitive offer has been constrained by its limited ability to carry local TV stations. The combined broadcast spectrum of EchoStar and DIRECTV would substantially expand their ability to carry local TV programming and subsequently expand the scope of the competitive offer they could make to consumers. The greater the competitive choice, the better off consumers will be.

            There is an important taxpayer stake in the post-merger company’s ability to deliver broadband services via satellite anywhere in the United States. Nationwide satellite delivery of broadband could further increase access to lower income Americans, thereby circumventing misguided calls for federal spending to resolve the supposed “Digital Divide.” History has clearly shown that market-based solutions expand access to new technologies far faster than government-driven schemes.

            In the interests of both America’s taxpayers and consumers, the National Taxpayers Union requests that you do everything possible to see that this merger is approved without significant delay or conditions.

Sincerely, /s/ John Berthoud John Berthoud President

[Letterhead of State of Nebraska]

April 3, 2002

The Honorable John Ashcroft
United States Attorney General
US Department of Justice
950 Pennsylvania Avenue, NW
Washington, DC 20530-0001

Dear Mr. Ashcroft:

I am writing to ask that you and the Department of Justice give careful and thorough consideration to the pending merger of EchoStar Communications and Hughes Electronics.

The merger between America’s two largest satellite television providers can be a benefit to Nebraska and the country if consumer interests are addressed and safeguarded. I ask that you evaluate the benefits of the merger on their merits and adopt a plan that ensures competition in the pay television industry and one that protects those subscribers with no pay television alternatives.

Many Nebraska pay television customers have cable television as a competitive option for service (and will have after the merger), while some do not. In some of our cities and rural areas, satellite-based pay television is the only option.

In order for all customers to continue to receive the benefits of competition in the pay television industry, it is important that the merged EchoStar entity price their services, as they do now, on a nationwide pricing basis. In so doing, consumers will benefit from the satellite-based television prices that are determined by taking into consideration the extensive competition that exist in most parts of the country.

The potential benefits of the proposed merger, such as enhanced services and more local station broadcasts, are considerable. They should be intensively evaluated along with a nationwide pricing model that will help ensure competitive prices in rural states like Nebraska.

As always, thank you for considering my views as they relate to the pending merger.

Sincerely,

/s/ Mike Johanns
Mike Johanns
Governor

[Letterhead of United States Senate]

May 23, 2002

The Honorable Mitchell Powell
Chairman
Federal Communication Commission
445 12th Street, S.W.
Washington, D.C.20554

Dear Chairman Powell:

            I am writing with respect to the pending merger of EchoStar and DIRECTV. For many people in New Hampshire, satellite service is the only option available for multi-channel programming. I am concerned that the merger provide fair pricing, prompt service and cutting-edge programming and technology.

            Proponents have stated that the merger will benefit from the massive increase in Direct Broadcast Satellite capacity which will result in the elimination of duplicate programming. As a result, consumers will not only have access to national broadcasts, but local broadcasting with a digital-quality picture and CD-quality sound at competitive rates.

            I also understand that the merged company will be able to deliver meaningful satellite-based broadband – this is of particular importance to me as many rural areas do not have access to either cable or DSL broadband service.

            If concerns about rural service and fair competition are addressed in the final provisions, I believe that the merger should receive every consideration. Whatever the decision, however, it is clear that a decision needs to be made soon as possible. Many small businesses who directly or indirectly provide satellite television service are on hold awaiting a final determination by the Department of Justice and the Federal Trade Commission. This is having a negative effect on many of those businesses.

            I recognize that there are many aspects to consider before a decision can be made regarding such a complex merger; however, a quick resolution will allow consumers and business alike to move forward.

Sincerely, /s/ Bob Smith Bob Smith U.S. Senator

[Letterhead of Office of The Governor of New Mexico]

February 5, 2002

The Honorable John Ashcroft
Attorney General
950 Pennsylvania Ave. NW
Washington, D.C. 20530

Dear Attorney General Ashcroft:

On behalf of the citizens of New Mexico, I would request that the Commission provide for a thorough, fair and timely review of the proposed Echostar/Direct TV merger.

Competition is the cornerstone of our market based system and the proposed merger will result in more competition within the pay television market. Competition always benefits consumers and will provide a true choice of pay television vendors to choose from.

New Mexico is a very large state with many of its citizens in rural remote areas. The only access most of these citizens will ever have to additional programming, broadband services and other high tech developments is through satellite access.

I urge you to give this proposed merger a prompt, fair and thorough review and for you to give every consideration possible to coming down on the side of competition.

Thank you for your consideration.

Sincerely yours, /s/ Gary E. Johnson Gary E. Johnson Governor

[Letterhead of Frank Keating - Governor]

February 13, 2002

The Honorable John Ashcroft
Attorney General of the United States
Department of Justice
950 Pennsylvania Avenue, NW
Washington, DC 20530-0001

Dear Attorney General Ashcroft,

            I am pleased to write to urge a full and fair review of the proposed merger involving Echostar Communications Corporation and Hughes Electronics Corporation/ DIRECTV.

            This proposed merger promises to have a major impact on cable and satellite service to many areas of our nation, with significant potential benefits to rural areas in particular. For those reasons, I believe the merger proposal merits prompt and thorough review by the agencies involved.

Sincerely,

/s/ Frank Keating
Frank Keating

[Letterhead of RFD TV]

February 25, 2001

The Honorable Michael Powell
Chairman
Federal Communications Commission
445 12th St. SW
Washington, DC 20554

Re:	EchoStar/Hughes Merger CS Docket 0 1-348

Dear Chairman Powell:

RFD-TV is the first 24-hour television network dedicated to serving the needs, and interests, of rural America. RFD Communications, Inc., is a nonprofit, 501(c) corporation that qualified under FCC guidelines to provide Public Interest programming. Launched in December/2000 from Dallas, Texas, rural TV programs are up-linked via KU-band satellite to all 50 states. RFD-TV occupies DISH Network’s channel 9409, and is provided free-of-charge to more than 6.4+ million households nationwide. We are pleased to write you to express our views in support of the EchoStar/Hughes merger.

A wide variety of educational and informational programming has been provided by RFD-TV over the past year, and features blocks from American Farm Bureau, FFA, 4-H, National Pork Council, National Cattlemen’s Beef Association, National Corn Growers, National Wheat Growers, American Soybean Association, National Dairy Board, Cotton Council, American Quarter Horse Association, American Sheep Industry, USDA, National Association of County Agricultural Agents, National Resources Conservation Service, Ag in the Classroom, Farm Safety 4 Just Kids, 27 State Farm Bureaus, 35 Land Grant Colleges and Agricultural Universities, among many other rural interests. Response from the audience and members of these organizations has been “off-the-charts”, with hundreds of thousands of e-mails and letters of support received to date by RFD-TV. Nearly all send one clear message – “It’s about time someone paid attention to rural America”.

It took 6 long years to launch RFD-TV. After growing up on the family farm and cattle feeding operation in Nebraska, I owned and operated one of the Midwest’s largest home-satellite dealerships that primarily focused its sales and service to rural homeowners, starting in 1986. Based on the experience gained from the combination of this unique background, and our daily interaction at RFD-TV with the realities and challenges of serving rural America via satellite, we believe the proposed merger is the best possible solution to finally provide 21st century communication services, including high-speed Internet, local broadcast stations, and “special interest” channels to rural America. We firmly believe that the benefits include the following:

1.	More Satellite Spectrum – Capacity has been the single, largest obstacle that has prevented the expansion of television and data services to serve more rural areas by the current DBS distributors. Current satellite spectrum is used primarily to serve 42 of the most populated metropolitan areas first. However, after completion of the proposed merger, the combined company will have the bandwidth to serve 100 markets, or over 85 percent of U.S. households, including at least one city in each state with their local news, weather and other community programming.

2.	Elimination of Duplicated Channels – Currently, there are 280 duplicated channels and services provided by DISH Network and DirecTV. With the implementation of must carry in January 2002, this number will explode to 500 of the same channels and services. This is a waste of the limited spectrum, and is clearly the roadblock that prevents the expansion of more carriage for rural markets.

3.	Nationwide Pricing – Although well-intentioned, the argument that rural America needs competing DBS services to insure lower prices does not “hold water” with long-proven market realities. The attractiveness of home-satellite TV systems has always been its lower monthly programming price vs. cable. To compete with cable, satellite will always have to continue to offer a lower monthly rate vs. those offered in the city. As in the past, the driving force behind future package prices for service will be determined by the cable industry, and not how many DBS distributors are available. To this end, the combined company has pledged to continue to offer a nationwide pricing structure so that the consumers in rural areas enjoy the benefits of competitive pricing occurring in the cities.

4.	Satellite-delivered Internet – Again, this is primarily a capacity issue. In order to serve millions of rural Americans without access to cable modem service or DSL, there must be the structure in place to support such potential volume. As with monthly television service, in order to compete with urban-based cable companies and other available options, the merged company will be better positioned to offer the same quality everywhere, all at competitively set, nationwide prices. This means that rural consumers purchasing Internet service via satellite will reap the benefits of price competition occurring in urban areas.

RFD still stands for Rural Free Delivery. Just as our forefathers revolutionized communication for rural America with the advent of mail delivery to “isolated” areas 105 years ago, this merger has this same potential impact to make “city” and “country” equal. Without a network of ponies and riders, there would have been no Pony Express. Without someone having the foresight to lay tracks across the most rugged terrain, there would have been no Iron Horse, and the West would not have opened to civilization. The merger of DISH Network & DirecTV has the potential to be that “Golden Spike”.

The April 12, 1993 cover story of TIME magazine featured articles on “Coming Soon to Your TV Screen – The Info Highway – Bringing a Revolution in Entertainment, News and Communication.” It is the firm belief of RFD-TV that this Information Superhighway must go down each and every country road. In order to finally make this a reality, it is clear that above all else, a pipeline must be in place to support the huge quantities of services and features that such an endeavor requires. Based on our feedback and analysis of all available options, this is best done, and rural America is best served, with the approved merger of EchoStar and Hughes.

The nonprofit status of RFD Communications, Inc., and RFD-TV’s track record of providing unbiased information, should exhibit that our only motivation for taking this position is motivated solely upon our desire to serve the best interests of rural America. Quite frankly, it is our experience from daily feedback that (a) rural Americans are not threatened by the proposed merger, and (b) they are adamant about receiving local stations, satellite-delivered Internet, and the expansion of “niche” services for their interests. The latter is long overdue.

After review of all of the facts, we at RFD-TV believe that the Federal Communications Commission will realize the many benefits of this merger to rural Americans and truly support rural America by approving the proposed merger of EchoStar and Hughes.

Sincerely,

/s/ Patrick Gottsch
Patrick Gottsch
President
RFD Communications, Inc.(RFD-TV)
4101 International Parkway
Carrollton, TX 75007
(972) 309-5800 (office)
(214) 755-1531 (mobile)
(402) 289-2085 (Nebraska office)

[Letterhead of State of Rhode Island and Providence Plantations]

December 26, 2001

The Honorable John Ashcroft
United States Attorney General
U S Department of Justice
950 Pennsylvania Avenue, NW
Washington, DC 20530-0001

Dear Mr. Ashcroft:

I am writing to urge your department to give due consideration to the proposed merger between Echostar Communications Corporation and Hughes Electronics Corporation (DIRECTV).

Proponents of the merger believe that it would represent the next step in the development of healthy competition between the cable and satellite industries. It could also hasten the availability of Internet broadband access for rural consumers – something that policymakers at all levels believe would be positive for the economy.

Opponents of the merger raise antitrust issues and these should be carefully considered. The cable industry, however, has a monopoly presence in many areas.

The people of Rhode Island have benefited from the introduction of satellite service and will continue to benefit from even more robust competition between the cable and satellite industries. It is my hope your department will promptly and thoroughly review this merger and give it every consideration.

Sincerely,

/s/ Lincoln Almond
Lincoln Almond

*    *   *

EchoStar – DIRECTV Offer Religious/Family Programming

EchoStar’s DISH Network and Hughes Electronics’ DIRECTV offer via satellite the most comprehensive lineup of religious and family programming available across the United States.

Religious Programming:

  13 video and audio channels dedicated to religious programming are available through DISH Network and DIRECTV programming packages. (See list below)
  36 channels devoted to religious video and audio content from Dominion’s SkyAngel TV service, which is delivered through EchoStar satellites and hardware. Popular ministers offered by EchoStar or DIRECTV include Dr. John Hagee, Rev. Kenneth Copeland, Rev. Jesse Duplantis, Rev. Joyce Meyer, Dr. Creflo Dollar, Pastor Rod Parsley and other favorites like Paul and Jan Crouch. The denominations include Catholic, Mormon, Christian, African American Christian, Hispanic Ministries, Southern Gospel, Jewish programming and more.
  These channels represent hundreds of ministries and more than a thousand hours of religious programming each day that are available to nearly 18 million customers across the nation. Many of these ministries are not carried by cable and can only be seen by viewers who have a satellite dish, especially in rural areas.

Family Programming:

EchoStar and DIRECTV provide over 40 channels dedicated to family entertainment and educational programming, including carriage of ABC Family, Animal Planet, Discovery Channel, Disney Channel, Nickelodeon and more.

Merger will provide more channel capacity:

The pending merger of EchoStar and HUGHES will allow the new company to end the duplicate broadcasting of programming, including the religious channels carried today by EchoStar and DIRECTV. By freeing up channel space, the new EchoStar will have the ability to offer more programming, including family and religious video and audio programming.

EchoStar and DIRECTV are also complying with must carry rules and provide all local TV stations, as required by law, including local religious channels, in each market where they offer local TV channels via satellite. The number of local religious channels carried by EchoStar and DIRECTV will continue to increase as we expand our local channel offerings to more cities. After the merger of EchoStar and Hughes, the new company will provide local TV channels, including local religious stations, to all 210 TV markets in the country.

The new EchoStar is committed to continuing the diversity of programming offered via satellite TV today. For more information, visit the websites of DISH Network, Trinity Broadcasting Network or SkyAngel.

National religious programming now carried by EchoStar and DIRECTV

Trinity Broadcasting Network-(World’s Largest Christian Network)
Eternal Word Television Network-(World’s Largest Catholic Network)
Eternal Word Television Network-(en Espanol)
Angel One
BYU TV
Radio Maria (Spanish)
Radio Maria (Polish)
Radio Maria (Italian)
Word Network
Clara+ Vision
Inspirational Life
Daystar
The Church Channel

List of family/children’s programming carried by EchoStar and DIRECTV

ABC Family
Noggin
Nickelodeon
Nick at Nite (East and West)
Disney East
Disney West
Boomerang
Toon Disney
Nick Games and Sports
The Learning Channel
Discovery Kids
Discovery Channel
Animal Planet
PAX TV
Hallmark Channel
WAM

TV Land
The Cartoon Network
HBO Family
The Science Channel
Discovery Wings
Discovery Civilization
Discovery Health
Discovery Home & Leisure Channel
StarZ Westerns
Biography
History Channel
History International
Lifetime
Lifetime Movie Network
Travel Channel
Univision
Galavision
National Geographic Channel
PBS
PBS Kids
Bravo
Food Network
TechTV
We (Women’s Entertainment)
HGTV
A&E Network